EXHIBIT 12.1
Computation of Ratio of Earnings to Fixed Charges

	December 31,
	2007	2006	2005	2004	2003
Earnings (loss):
Income from continuing	$(81,466)	$1,475	$7,833	$(3,884)	$1,134

Add: Interest expense	4,291	891	—	1,414	1,651
Equity in earnings of unconsolidated sub	(22)	(401)	(222)	18	(22)

Less: Dividends	(162)	(162)	(684)	(714)	(500)

Earnings as defined in Item 503 of Reg. S-K	$(77,359)	$1,803	$6,927	$(3,166)	$2,263

Fixed Costs:
Interest expense	$4,291	$891	$—	$1,414	$1,651

Dividends	162	162	684	714	500

Fixed costs as defined by Item 503 of Reg. S-K	$4,453	$1,053	$684	$2,128	$2,151

Ratio of earnings to fixed	(17.37)%	1.71%	10.13%	(1.49% )	1.05%

$ value of deficiency	$81,812			$(5,294)